Exhibit (b)(1)

COMMERZBANK CORPORATES & MARKETS

Personal & confidential
Mainzer Landstrasse 153
Software AG	60327 Frankfurt am Main

Mr. Josef Ganter Head of Finance Mr. Bernd Jerschensky Head of Treasury Uhlandstrasse 12 64297 Darmstadt	Nicole.Kohlemeyer@Commerzbank.com Telephone: +49 69 136 27213 Fax: +49 69 136 29556

Your reference	Our reference	Date
	N. Kohlmeyer	April 20, 2007

Binding offer for the arrangement of a syndicated credit facility of EUR 335,000,000 for Software AG

Dear Messrs. Ganter and Jerschensky:

Following the decision by the official bodies in our company, we are pleased to submit to you a fixed offer for the arrangement of a syndicated credit facility of EUR 335,000,000 for Software AG (“SAG”) on the basis of the terms and conditions agreed upon with you. As the mandated lead arranger and bookrunner, Commerzbank Aktiengesellschaft (“Commerzbank”) promises to assume a maximum share of EUR 70 million. The attached terms and conditions are a component of this letter.

Liability structure

As discussed with you, it is intended that SAG - or, electively, a subsidiary of SAG - function as the borrower under the loan. You informed us that it has not yet been definitively clarified with your internal tax department whether the borrower will be a corporation from the SAG Group domiciled in Switzerland, Austria, Germany or the U.S. For this reason, it is intended that SAG will initially act as the borrower and that the possibility will exist to switch the borrower on a one-time basis through 12/31/2007. If a corporation other than SAG is to function as the borrower, SAG will guarantee the borrower.

Syndication strategy

You informed us that an underwriting of the transaction is no longer necessary, since you have already conducted initial discussions with five additional banks (Helaba, HVB, Deutsche Bank, Sal. Oppenheim and IKB) concerning participation in the financing. The aforementioned banks are interested, in principle, in participation and are to be invited with the following commitments and participation commissions. You have communicated the tight time frame indicated below to the banks.

Bank	Amount of the commitment (in millions of EUR)	Participation commission (as a %, one-time based on the commitment)
Commerzbank	70	0.20
Helaba	65	0.20
HVB	65	0.20
Deutsche Bank	50	0.20
Sal. Oppenheim	45	0.20
IKB	40	0.20
Total	335

COMMERZBANK Aktiengesellschaft • Bank domicile: Frankfurt/Main (HRB 32000)
Chairman of the Supervisory Board: Martin Kohlhaussen
Management Board: Klaus-Peter Müller, Spokesman
Martin Blessing, Wolfgang Hartmann, Dr. Achim Kassow,
Bernd Knobloch, Klaus M. Paüg, Michael Reuther,
Dr. Eric Strutz, Nicholas R. Teller

Time frame

Your offer to acquire webMethode Inc. expires on May 15, 2007. The syndicated loan must be ready for disbursement by May 16, 2007. We hereby present the following schedule to you in order to stay within the tight time frame:

4/20:0	- Signing of the mandate letter, along with term sheet
- Hiring of Linklaters as bank attorney (already done)
4/25:	- First draft contract is sent to Commerzbank
4/30:	- Draft loan contract is sent to SAG
5/2:	- SAG’s comments on the loan contract are sent to Commerzbank
5/3:	- Contractual negotiations between SAG and Commerzbank (Linklaters is currently still reviewing deadline compliance on its own part)
5/7:	- Contract is sent to the banks
5/9:	- Receipt of the banks’ comments on the contract
5/11:	- Signing

Time frame

We have obtained a cost estimate from Linklaters with respect to the costs for the creation of the contractual documentation. We have forwarded Linklaters’ cost estimate dated 4/19/2007 to you and, as agreed, hired the attorney on this basis.

Miscellaneous

This offer is valid through April 27, 2007. A mandate is formally issued when you sign the attached terms and conditions in a legally valid manner and return them to us. If mandating takes place, the offer will remain valid on the condition that the contract is signed by May 11, 2007.

If Commerzbank is mandated, but the transaction is not concluded, SAG shall pay the costs incurred until the end of the negotiations in this preparatory phase.

This letter is intended for SAG personally and is subject to the reservation of confidential treatment of the information contained therein.

Mr. Herbert Tracht (Large Customer Center Mitte, tel. 069 136 24740), Ms. Nicola Kohlmeyer and Ms. Kristina Laubrecht (Debt Capital Markets, Origination, tel. 069 136 27213/29815) will be available to answer any questions you might have.

Sincerely yours,

C O M M E R Z B A N K

Aktiengesellschaft

/s/ Kristina Laubrecht	/s/ Nicola Kohlmeyer
Kristina Laubrecht	Nicola Kohlmeyer
(DCM Origination)	(DCM Origination)

Enclosure

We hereby declare that we are in agreement with all parts of the content of this letter and the attached terms and conditions.

DARMSTADT, 4/20/2007	/s/ Karl-Heinz Streibich	/s/ Arnd Zinnhardt
(Place/Date)	(Signature of Software AG)

2

COMMERZBANK

CORPORATES & MARKETS

Software AG

Summary of the terms and conditions for an amortizing loan

in the amount of EUR 335,000,000

Borrower:	Electively Software AG, Darmstadt (“SAG”) or a subsidiary corporation of SAG. Borrower status can be transferred on a one-time basis to a subsidiary corporation in the SAG Group through 12/31/2007.

Guarantor:	SAG, if a subsidiary corporation acts as borrower.

SAG Group:	SAG and its subsidiary corporations.

Mandated Lead Arranger/ Bookrunner:	Commerzbank Aktiengesellschaft

Lender:	A bank consortium consisting of the Mandated Lead Arranger and additional lenders selected in coordination with the company (Club Deal).

Administrative office:	Commerzbank International S.A., Luxembourg

Loan purpose:	Financing of the purchase price for the acquisition of up to 100% of the shares of webMethods Inc., Fairfax, USA (“Target”), plus transaction costs.

Loan amount:	EUR 335,000,000

Currencies:

At the borrower’s discretion, utilizations can be carried out in EUR or in USD as an alternative currency. It is a prerequisite that the alternative currency be freely available to the lender on the market.

Availability period:

If all disbursement prerequisites are satisfied, the loan can be utilized through 12/31/2007 upon notice of three banking business days by written declaration to the administrative office.

For EUR 320,000,000, a total of not more than five utilizations may be carried out with a minimum amount of EUR 50,000.000 each, in round multiples of EUR 10,000,000 (or the corresponding amount in the alternative currency). In addition, one drawing of the residual amount of EUR 15,000,000 may be undertaken.

Amounts that have not been utilized at the end of the availability period shall no longer be available for utilizations.

Collateral:	Guaranty by SAG, Darmstadt, if a subsidiary corporation acts as borrower.

Term:	Through 12/31/2011.

Principal repayment/Due dates:	In accordance with the following principal repayment plan:

Date	Amount in millions of EUR
12/31/2007	100.00
12/31/2008	60.00
12/31/2009	60.00
12/31/2010	60.00
12/31/2011	55.00
Total	335.00

Early principal repayment:

Within the limits of the restriction below, early voluntary principal repayments are possible at any time at the end of an interest period without compensation of financing damage and without a prepayment penalty. Early voluntary principal repayments are possible in minimum amounts of EUR 10,000,000 and round multiples of EUR 5,000,000 with a notice period of five banking business days by means of written communication to the administrative office.

Voluntary early principal repayments shall be credited to the next due mandatory principal payment. The respective mandatory principal payments shall be reduced by that amount.

Interest rate:

The interest rate is determined from the sum of the reference interest rate and the margin. The reference interest rate for EUR is the European Interbank Offered Rate (“EURIBOR”), and the reference interest rate for the alternative currency is the London Interbank Offered Rate (“LIBOR”), for deposits for the respective interest period in the respective currency and shall be determined by the administrative office on the basis of the publications on the relevant Telerate or Reuters screen page at approximately 11:00 a.m. Brussels time (for EURIBOR) or London time (for LIBOR), in each case two banking business days prior to the beginning of the interest period.

The interest shall in each case be payable at the end of the interest period, but within no later than six months. The interest periods may not exceed the principal repayment dates.

Margin:	Initial margin through 12/31/2007: 0.65% p.a.

Effective from the submission of the consolidated financial statements of SAG for the period ended 12/31/2007 and the calculation concerning compliance with the financial ratio to the agent, the margin shall be based on the ratio of net debt to EBITDA. The margin adjustment shall be carried out five business days after submission of the calculation concerning compliance with the financial ratio to the agent.

Net Debt/EBITDA	Margin in % p.a.
> 2.50	0.90
>2.00 to 2,50	0.70
>1.50 to 2.00	0.60
< 1.50	0.50

Net Debt/EBITDA shall be tested quarterly on the basis of rolling 12-month periods, for the first time 12/31/2007.
The applicable margin shall increase by 100% p.a. in the event of a breach of contract or if a ground for termination is present.
Definitions:
	Net Debt:	= accounts payable to credit institutions
+ bonds, promissory note loans
+ accounts payable arising from financial lease
contracts
+ obligations arising from the sale of accounts
receivable, to the extent that they are sold with
recourse against the SAG Group
+ other interest-bear accounts payable
- liquid assets
	EBITDA	= group annual surplus
+ income taxes
+/- extraordinary expenditures / revenues
+ interest and similar expenditures
- interest and similar revenues
+ depreciation on fixed assets, goodwill and other
intangible assets

Interest periods:	1, 2, 3, 6 or 12 months at the borrower’s discretion.
The maximum number of utilizations with an interest period of one month shall be four in one year, calculated from the date of the signing of the contract.

One-time commission:	Arrangement commission EUR 300,000, one-time

0.20% one-time, calculated on the loan amount as a participation commission.

The one-time commissions shall be payable to the administrative office in EUR as follows:

20% of the arrangement commission after the signing of the mandate letter.

The residual amount of the one-time commission shall be payable at the time of the first utilization, but not later than five days after the signing of the contract.

Commitment fee:	No commitment fee up to six weeks after the signing of the loan contract; thereafter, 35% of the initial margin, payable quarterly in EUR in arrears on the unutilized loan amount.

Administrative fee:	The administrative fee is EUR 5,000 (plus value-added tax) p.a. and shall be payable at the time of the first utilization, but not later than five days after the signing of the contract.

Calculation:	All amounts that are calculated pro rata temporis shall be calculated on the basis of the actually elapsed days divided by 360.

Cost reimbursement:

The borrower shall reimburse the mandated lead arranger for all reasonable costs, including, but not limited to, fees of legal consultants, travel and telecommunications costs (including value-added tax) that are incurred in connection with the negotiation and the completion of the financing.

Bank supervisory and minimum reserve costs:	The borrower must reimburse the lender for the increase of the costs of compliance with minimum reserve obligations imposed by the European Central Bank.

Taxes:

All payments by the lender under the financing must be made on a net basis without any deduction or withholding of present or future taxes, levies, fees or similar charges of any kind. If amounts are withheld or deducted, the borrower shall pay the additional amounts that are necessary in order that the lender receives the amounts it would have received in absence of such deduction or withholding.

Documentation:

The financing shall be subject to the reservation of negotiation, preparation and signing of documentation that is satisfactory to all of the parties. It shall contain the generally typical provisions for comparable Euro loans according to the LMA standard for borrowers with investment grade, including:

•                                          disbursement prerequisites (including proof of use of the loan proceeds for the purchase of the Target and additional pertinent documents relating to the purchase),

•                                          assurances and guarantees,

•                                          equal ranking clause with respect to physical collateral, pari passu, negative pledge,

•                                          no grant of guaranties by subsidiary companies with the exception of guaranties granted in the ordinary course of business,

•                                          no grant of loans by subsidiary companies to third parties with the exception of loans to employees in the maximum amount of EUR 5 million. The grant of loans within the SAG Group is permissible,

•                                          restrictions with respect to the sale of assets (subject to permitted sales),

•                                          retention of the business purpose,

•                                          compliance with the financial ratio,

•                                          furnishing of information concerning the economic and financial situation,

•                                          furnishing of information concerning acquisitions with acquisition volume of EUR 100 million and higher 10 banking business days after the completion of the respective acquisition (information concerning the purchased company, the type of financing and the presentation and development of the financial ratio of the SAG Group post-acquisition),

•                                          limitation of merger, division and spin-off,

•                                          restriction of indebtedness at the subsidiary level to third parties in the maximum amount of EUR 100,000,000.

•                                          Grounds for termination, among other things: payment delinquency (subject to waiting period in the case of technical causes), breach of other provisions of the loan contract, “cross default,” liquidation, bankruptcy, takeover of control (acquisition of more than 50% of the voting rights) of the borrower or the guarantor by one or more jointly acting persons, substantial negative changes.

Permitted sales:	• On an ongoing basis 50% of the trade receivables may be sold. If more than 50% of the trade receivables are sold, the proceeds that exceed the share of 50% must be used to repay the loan.

• In addition, 10% of other assets (sum of assets, minus trade payables, intangible assets and liquid assets) can be sold per year.

Financial ratio:	Debt-equity ratio Net Debt / EBITDA of a max. of 2.75x.

The financial ratio must be tested on the basis of the consolidated figures of SAG on a 12-month rolling basis at the end of each quarter, but for the first time 12/31/2007.

Miscellaneous:	The documentation contains typical provisions concerning default interest, non-availability of refinancing, prepayment penalty, cost reimbursement and offset.

Transferability:

The lenders shall be entitled to transfer rights and duties in whole or in part (in minimum amounts of EUR 10,000,000 in the latter case) to other banks, financial institutions or Securitization Vehicle with the consent of the borrower, which may not be refused without a legal ground. Transfer among the lenders or within the group of companies of a lender following prior notification of the borrower within 10 business days or after the occurrence of a ground for termination or a pledge to a central bank shall not require the borrower’s consent.

Applicable law:	The contracts shall be governed by German law.

Contractual language:	English

Place of judicial venue:	Frankfurt am Main

Detrimental changes:

The validity of this offer shall be tied to the condition that no substantial detrimental changes in the international capital market or the borrower’s economic or financial situation arise up to the time of the signing of the contract that would, in the view of the arranger, endanger the successful conclusion of the transaction.

Frankfurt am Main, April 20, 2007